                                                                EXHIBIT 99.17(e)

                                                   PRUDENTIAL MUTUAL FUNDS[LOGO]

May __, 1998

Dear Shareholder:

The Board of Directors of Prudential Multi-Sector Fund, Inc. has recently approved a proposal to exchange the assets and liabilities of the Prudential Multi-Sector Fund, Inc. for Class A, Class B, Class C and Class Z shares, respectively, of Prudential Jennison Growth Fund, a series of the Prudential Jennison Series Fund, Inc. The enclosed proxy materials describe this proposal in detail. If the proposal is approved by the shareholders and implemented, your shares of the Prudential Multi-Sector Fund, Inc. will automatically be exchanged for shares (Class A, Class B, Class C or Class Z) of the Prudential Jennison Growth Fund.

The Directors and I strongly recommend that you vote FOR the proposal. We believe that this transaction serves your interests in the following ways:

 . Identical Strategies. The Funds' investment objectives are identical and their strategies are very similar. Both Funds are currently managed by David Poiesz

 .  Expense Levels. The total Fund operating expenses are expected to be lower.

Please read the enclosed materials carefully for more complete information. Your vote is important, no matter how many shares you own. Voting your shares early may permit your Fund to avoid costly follow-up mail and telephone solicitation. After you have reviewed the enclosed materials, please complete, date and sign your proxy card and mail it in the enclosed postage-paid return envelope today.

We value your investment and thank you for the confidence you've place in Prudential Mutual Funds.

Sincerely,


/s/ Brian M. Storms

Brian M. Storms
President, Prudential Mutual Funds and Annuities


Prudential Multi-Sector Fund, Inc., Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077



                                       1